Exhibit (h)(26)

GOLDMAN SACHS TRUST

(FST CAPITAL ADMINISTRATION CLASS)

CAPITAL ADMINISTRATION PLAN

Amended and Restated as of February 4, 2004

     WHEREAS, Goldman Sachs Trust (the “Trust”) engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”);

     WHEREAS, the Trust has separate series or Funds, each of which is a separate pool of assets with its own investment policies (the “Funds”) and each Fund investing in money market instruments may be divided into multiple separate classes including, in the case of certain Funds: the FST Class, the FST Select Class, the FST Administration Class, the FST Capital Class, the FST Service Class and the FST Preferred Class;

     WHEREAS, the Trust, on behalf of the FST Capital Class of each Fund that offers such shares, desires to adopt a Capital Administration Plan and the Board of Trustees of the Trust has determined that there is a reasonable likelihood that adoption of this Capital Administration Plan will benefit the Trust and its shareholders; and

     WHEREAS, institutions (including Goldman, Sachs & Co.) (the “Service Organizations”) may act directly or indirectly as nominees and recordholders of shares of the FST Capital Class for their respective customers who are or may become beneficial owners of such shares (the “Customers”), provide services to other Service Organizations intended to facilitate or improve a Service Organization’s services to its Customers with respect to the Funds and/or perform certain shareholder administration services with respect to the Customers pursuant to Agreements between the Trust, on behalf of the FST Capital Class of each Fund, and such Service Organizations (the “Agreements”).

     NOW, THEREFORE, the Trust, on behalf of the FST Capital Class of each Fund, hereby adopts this Capital Administration Plan (the “Plan”) on the following terms and conditions:

     1.     (a) The Trust, on behalf of the FST Capital Class of each Fund, is authorized to pay each Service Organization the monthly or quarterly fee specified in the Agreement with such Service Organization, which shall be equal on an annual basis to not more than .15 of 1% of the average daily net asset value of the shares of the FST Capital Class of such Fund which are owned beneficially by the Customers of such Service Organization during such period.

          (b) The types of shareholder administration services and expenses for which a Service Organization may be compensated or reimbursed under this Plan include, without limitation: (i) acting or arranging for another party to act, as recordholder and nominee of all shares of the FST Capital Class beneficially owned by Customers; (ii) establishing and maintaining, or assist in establishing and maintaining, individual accounts and records with respect to shares of the FST Capital Class owned by each Customer; (iii) receiving and transmitting, or assist in receiving and transmitting funds representing the purchase price or redemption proceeds of such shares; (iv) processing, or assist in processing, confirmations concerning Customer orders to purchase, redeem and exchange shares; (v)

providing services to Customers intended to facilitate or improve their understanding of the benefits and risks of, a Fund to Customers, including asset allocation and other industry services; (vi) facilitating the inclusion of a Fund in investment, retirement, asset allocation, bank trust, private banking, cash management or sweep accounts or similar products or services offered to Customers by or through Service Organizations; (vii) facilitating electronic or computer trading and/or processing in a Fund or providing electronic, computer or other database information regarding a Fund to Customers; (viii) process, or assist in processing, dividend payments on behalf of Customers; (ix) maintaining appropriate records relating to its services; (x) providing appropriate tax-related reporting and information; and (xi) performing any other services which do not constitute “personal and account maintenance services” within the meaning of the National Association of Securities Dealers, Inc.’s Conduct Rules. No Fund may compensate a Service Organization for services provided with respect to another Fund.

     2.     This Plan shall not take effect as to any Fund until the Plan, together with any related agreements, has been approved for such Fund by votes of a majority of both (a) the Board of Trustees of the Trust and (b) those Trustees of the Trust who are not “interested persons” of the Trust and who have no direct or indirect financial interest in the operation of the Plan or any agreements related to it (the “non-interested Trustees”) cast in person at a meeting (or meetings) called for the purpose of voting on the Plan and such related agreements.

     3.     This Plan shall remain in effect until June 30, 2004 and shall continue in effect thereafter so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 2.

     4.     The President, Vice President, Treasurer or any Assistant Treasurer of the Trust shall provide the Board of Trustees of the Trust and the Board shall review, at least quarterly, a written report of services performed by and fees paid to each Service Organization under the Agreements and this Plan.

     5.     This Plan may be terminated as to the FST Capital Class of any Fund at any time by vote of a majority of the non-interested Trustees or by vote of a majority of the outstanding voting securities of the FST Capital Class of such Fund.

     6.     This Plan may not be amended to increase materially the amount of compensation payable pursuant to paragraph 1 hereof, and other material amendments to the Plan shall not be made, unless approved in the manner provided in paragraph 2 hereof.

     7.     While this Plan is in effect, the selection and nomination of the non-interested Trustees of the Trust shall be committed to the discretion of the non-interested Trustees.

     8.     The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 4 hereof, for a period of not less than six years from the date of the Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

     9.     In the case of a Fund that offers more than one class of Shares, this Plan only relates to the Capital Class of such Fund and the fee determined in accordance with paragraph 1 shall be based upon the average daily net assets of the Fund attributable to Capital Shares. The obligations of the Trust and the Funds hereunder are not personally binding upon, nor shall resort be had to the private property of any of the Trustees, shareholders, officers, employees or agents of the Trust, but only the

Trust’s property allocable to Capital Shares shall be bound. No series of the Trust shall be responsible for the obligations of any other series of the Trust.

     IN WITNESS WHEREOF, the Trust, on behalf of the FST Capital Class of each Fund, has executed this Capital Plan as of the day and year first written above.

Goldman Sachs Trust
(on behalf of the FST Capital
Class of Each Fund)

By:	/s/ Howard B. Surloff

Howard B. Surloff
Secretary of the Trust

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